

May 2, 2011

<u>Via U.S. Mail</u>

Mr. Gregory S. Lang
President
PMC-Sierra, Inc.
3975 Freedom Circle
Santa Clara, CA 95054

      Re: PMC-Sierra, Inc.
                Form 10-K for the year ended December 27, 2009
                Filed February 24, 2010
                Form 10-K for the year ended December 26, 2010
                Filed February 24, 2011
                File No. 0-19084

Dear Mr. Lang:

      We have completed our review of your filings and have no further comments at this time.

              Sincerely,

              Kevin L. Vaughn
              Accounting Branch Chief